May 10, 2006

Via EDGAR

Mr. David R. Humphrey
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549-3561

Re:    General Maritime Corporation
      File No. 001-16531
          Form 10-K for the year ended December 31, 2005

Dear Mr. Humphrey:

Reference is made to a letter dated April 20, 2006 (the “Comment Letter”) to Mr. Jeffrey D. Pribor, Vice President, Chief Financial Officer and Secretary of General Maritime Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2005, filed by the Company.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Having received the Staff’s comments, which generally request enhanced financial disclosures, the Company incorporated these additional disclosures and enhancements as applicable into its Form 10-Q for the quarter ended March 31, 2006 which was filed on May 9, 2006.

FORM 10-K (Fiscal Year December 31, 2005)

Selected Consolidated Financial Data and Other Data, page 23

1.
As EBITDA is a non-GAAP financial measure and is utilized as a measure of operating performance, please eliminate it from your presentation of “Other Financial Data.” Its inclusion with the GAAP based liquidity and cash flow financial measures is confusing.

Response:

We will revise in future filings our presentation of EBITDA in the “Selected Consolidated Financial Data and Other Data” table to be in the “Income Statement Data” section as the Company uses EBITDA as a non-GAAP measure of operating performance. We have made this revision in our recently filed Form 10-Q.

Management’s Discussion and Analysis

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page 27

2.
Refer to the paragraph of “Voyage Expense.” In future filings, explain the reason why you incurred $6.6 million more in costs relating to transit through the Suez Canal in fiscal 2005. Also, consider disclosing the amount of fuel costs incurred in each year relating to your vessels.

Response:

We will revise future filings to include in our “Voyage Expense” section, reasons why our Suez Canal transit costs increased and the amount of fuel costs incurred for each period. We have made these revisions in our recently filed Form 10-Q.

3.
Refer to the paragraph of “Other Expense.” We note you intend to close the technical office in Piraeus, Greece in 2006 and that $0.8 million of the $1.5 million estimated costs of closing will be reflected in general and administrative expenses, with the remainder recognized as a component of “other expense.” In future filings, please include the remainder to be recognized as a component of “operating income” within your statements of operations, rather than include as a component within non-operating income (expenses). For guidance, see paragraph 18 of SFAS No. 146.

Response:

In the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2005 Form 10-K we stated that our estimated closing costs for our Piraeus, Greece office would be recorded as a component of “other expense” based on a typographical error. In other sections of our 2005 Form 10-K we indicated that such costs would be recorded in general and administrative expenses. In 2006, such costs have been recorded as a component of general and administrative expenses. In future filings all disclosures will indicate that such costs have been recorded as general and administrative expenses. We have made these revisions in our recently filed Form 10-Q.

Tabular Disclosure of Contractual Obligations and Commercial Commitments, page 39

4.
Because the table is aimed at increasing transparency of cash flow, we believe that companies should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. You may also determine the appropriate methodology to estimate these payments. A footnote to the table should provide appropriate disclosure to clarify the action taken or the methodology applied. If interest payments are excluded, then the table should be supplemented with additional information that is material to an understanding of your cash payments.

Response:

We will revise future filings to include future interest payments in our contractual obligations and commitments table. We will provide disclosure in a footnote to that table to clarify the methodology applied in estimating our future interest payments. We have made the revision in our recently filed Form 10-Q.

Financial Statements

Goodwill, page F-8

5.
We note the numerous sales of your vessels that occurred in fiscal 2004 and 2005. In fiscal 2005, in connection with the reclassification of 26 vessels to vessels held for sale, the goodwill associated with certain of these vessels was reclassified to vessels held for sale, as well. Your accounting treatment for these “non-core assets” appears appropriate pursuant to footnote 23 of SFAS 144. It is also supported by your supplemental response to comment 7 of our previous staff comment letter dated April 30, 2004. In that response you stated that management reviews results on a vessel by vessel basis as a result of which management believes that each of the vessels are separate operating segments that meet the aggregation criteria of paragraph 17 of SFAS 131. However, given these facts and circumstances, it appears to us that some or all of these divestitures should be classified and reported as discontinued operations under SFAS 144. Please revise your filing accordingly or explain why you believe that your current presentation is appropriate. Your explanation should be detailed and specific and should cite your basis in GAAP for your present accounting treatment. We may have further comments upon review of you response.

Response:

Management believes that the sale of vessels does not trigger classification or reporting of discontinued operations under SFAS No. 144. Paragraph 42 of SFAS No. 144 states:

The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In determining whether the operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction as noted in paragraph 42(a) above, we further considered EITF 03-13. The EITF states cash flows include gross cash flows (cash inflows and cash outflows) that are associated with the revenue-producing and cost-generating activities of that component (that is, "direct" cash flows).  The intention of the criterion in paragraph 42(a) is to determine whether, in substance, the ongoing entity continues either the revenue-producing activities (cash inflows) or the cost-generating activities (cash outflows) of the disposed component after the disposal transaction. Paragraph 6 of EITF 03-13 states that the revenue-producing activities (cash inflows) of the component have been continued and therefore are considered direct cash flows if significant cash inflows are expected to be recognized by the ongoing entity as a result of a “migration”

of revenues from the disposed component after the disposal transaction. Similarly, paragraph 6 of EITF 03-13 also states that the cost-generating activities (cash outflows) of the component have been continued and therefore are considered direct cash flows if significant cash outflows are expected to be recognized by the ongoing entity as a result of a “migration” of costs from the disposed component after the disposal transaction.

Footnote 2 of EITF 03-13 defines the term migration as when an ongoing entity expects to continue to generate revenues and (or) incur expenses from the sale of similar products or services to specific customers of the disposed component. Footnote 2 further states that there is a presumption that if the ongoing entity continues to sell a similar commodity on an active market after the disposal transaction, the revenues and (or) costs would be considered a "migration." We believe this is further demonstrated within Example 4 of the EITF. In this example a company which engages in crude oil production sells one of its oil fields. The oil field is considered a component of the entity. Based on the facts detailed in the example, it was determined that there was a migration of revenues and costs and accordingly, the classification of the sale of the oil field as discontinued operations would not be appropriate. This example appears analogous to our fact pattern.

Management believes that there is a migration of revenues and expenses from the disposed component. The transportation of international seaborne crude oil is a commoditized service. We continue to take delivery of new vessels to replace our older vessels. We will continue to generate revenues and incur expenses by providing international seaborne crude oil transportation services. The customers who continue to purchase our services are identical to our customers prior to the disposal of the component and include many of the major international oil companies such as Shell Oil Company and BP. We continue to provide our services in exactly the same geographic regions. In addition, our costs associated with providing international seaborne crude oil transportation are identical to those costs prior to the disposal of the component. All of our vessels transport crude oil and are maintained to high company standards, are all certified to society classification, have common crew characteristics, are technically and commercially managed by the same internal departments, are subject to our uniform company safety program, and are staffed from the same pool of officers.

Based on the facts presented above, management believes it has demonstrated that the divestitures of our vessels as reported in our Form 10-K do not meet the requirements associated with Discontinued Operations as detailed in SFAS No. 144 and EITF 03 -13. In addition, we respectfully advise the staff that it is common industry practice to report the sale of individual vessels as asset sales and not discontinued operations.

Thank you for your attention to our reports. Please feel free to contact the undersigned for any additional information.

Sincerely yours,

/s/ Jeffrey D. Pribor
Jeffrey D. Pribor
Chief Financial Officer

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